Exhibit 99.1

LGHL Announces Acquisition of Bitcoin Following the Subsequent Closing under $600 Million Facility

December 11, 2025, Singapore /PRNewswire/ — Lion Group Holding Ltd. (NASDAQ: LGHL) (“LGHL” or the “Company”), a leading operator of an all-in-one trading platform, today announced the acquisition of 88.49 units of Bitcoin (BTC) in $8 million, following the closing of its previously announced subsequent transaction under a convertible note facility, as part of its ongoing strategy to diversify and strengthen its digital assets treasury. This move underscores LGHL’s commitment to positioning Bitcoin as a core reserve asset within its portfolio, capitalizing on its status as the premier digital currency and store of value in the evolving global financial landscape.

As of December 11, 2025, LGHL’s treasury holdings include:

●	Bitcoin (BTC): 88.49 tokens

●	Hyperliquid (HYPE): 194,727 tokens

●	Solana (SOL): 10,820 tokens

“Bitcoin stands as the undisputed cornerstone of the digital asset ecosystem, offering unmatched security, scarcity, and global adoption that continue to drive its long-term value proposition,” said Wilson Wang, CEO of LGHL. “With this strategic acquisition of 88.49 BTC, we are not only fortifying our treasury against macroeconomic uncertainties but also aligning our platform’s innovation with the foundational asset that powers the future of finance. We remain bullish on BTC’s trajectory and see it as an essential pillar for sustainable growth in our trading operations.”

LGHL remains committed to exploring strategic opportunities within the digital asset space and will provide periodic updates as it continues to grow and manage its treasury reserve.

About Lion Group Holding Limited:

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements:

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com